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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- **47352**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING ___12/31/2013___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EBH SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6525 E 82ND STREET - SUITE 209

(No. and Street)

INDIANAPOLIS, IN 46250

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STAN WHITTLESEY - 317-594-0023

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA

(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905

(Address)   (City)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 1 0 2014

05 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, <u>STAN WHITTLESEY</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>EBH SECURITIES, INC.</u> , as of <u>DECEMBER 31</u> , 20 <u>13</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EBH SECURITIES, INC

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

DECEMBER 31, 2013



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

EBH SECURITIES, INC

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

The Board of Directors
EBH SECURITIES, INC
Indianapolis, Indiana

Report on the Financial Statements

We have audited the accompanying financial statements of EBH SECURITIES, INC a Delaware limited liability company, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EBH SECURITIES, INC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 20, 2014

EBH SECURITIES, INC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 8,608	$ 9,537
Accounts receivable	57,536	12,768
Loan receivable	14,318	1,450
TOTAL ASSETS	$ 80,462	$ 23,755
LIABILITIES		
Commissions payable	46,803	244
Accrued payroll taxes	4,484	5,614
Liability for unrecognized tax benefits	6,485	6,485
TOTAL LIABILITIES	57,772	12,343
STOCKHOLDER'S EQUITY		
Common Stock (no par value, 1000 shares authorized 500 share issued and outstanding)	$ 7,849	$ 7,849
Additional Paid in Capital	12,260	12,260
Retained Earnings	2,581	(8,697)
TOTAL STOCKHOLDER'S EQUITY	22,690	11,412
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 80,462	$ 23,755

The accompanying notes are an integral part of the financial statements.

EBH SECURITIES, INC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012

	2013		2012	
REVENUE				
Commissions and fees	$	72,557	$	99,593
Interest		-		2
TOTAL REVENUE		72,557		99,595
EXPENSES				
Employee compensation and benefits		35,393		73,206
Occupancy		3,525		8,909
Communications		1,952		2,416
Regulatory fees		2,930		2,672
Professional fees		3,600		4,300
Other operating expenses		13,879		3,642
TOTAL EXPENSES		61,279		95,145
Income (Loss) Before Income Tax	$	11,278	$	4,450
Income Tax Benefits (Expense)		-		-
Net Income (Loss)	$	11,278	$	4,450

The accompanying notes are an integral part of the financial statements.

EBH SECURITIES, INC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Beginning Balance	$ 11,412	$ 6,962
Net Income	11,278	4,450
Ending Balance	$ 22,690	$ 11,412

The accompanying notes are an integral part of the financial statements.

Page 4

EBH SECURITIES, INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 11,278	$ 4,450
(Increase) decrease in operating assets:		
Accounts receivable	(44,768)	(7,537)
Increase (decrease) in operating liabilities:		
Commission payable	46,559	(426)
Accrued expenses	(1,130)	725
Net Cash Provided by (Used in) Operating Activities	11,939	(2,788)
CASH FLOWS FROM INVESTING ACTIVITIES		
Issurance of promissory notes	(12,868)	(1,450)
Net Cash Provided by (Used in) Investing Activities	(12,868)	(1,450)
Net increase (decrease) in cash	(929)	(4,238)
Cash - beginning of year	9,537	13,775
Cash - end of year	$ 8,608	$ 9,537
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for Taxes	$ -	$ -

The accompanying notes are an integral part of the financial statements.

Page 5

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. <u>Nature of Operations</u>—EBH SECURITIES, INC, is a limited-purpose, registered broker dealer under the examining authority of the Financial Industry Regulatory Authority (FINRA). As a securities broker dealer, the Firm is engaged as a wholesaler of variable life insurance products, annuities and mutual fund. The Firm earns revenue from commission fees on transactions in these products. The Firm maintains no physical securities, client cash or margin accounts.

b. <u>Cash and Cash Equivalents</u>—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2013 and 2012.

c. <u>Use of Estimates</u>—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. <u>Concentrations of Credit Risk</u>—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did have amounts in excess of insured limits during both years, but not as of respective year end.

e. <u>Accounts Receivable</u>—Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. <u>Basis of Presentation and Method of Accounting</u>—The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP'), and presented on the accrual basis method of accounting.

g. <u>Revenue Recognition</u>—Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable.

NOTE 2: FAIR VALUE MEASUREMENTS

The Firm values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by ASC 820, Fair Value Measurements and disclosures.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. At December 31, 2013 and 2012 there were $57,536 and $12,768 of accrued receivables.

The payable to brokers are commissions due to the brokers. At December 31, 2013 and 2012 there were $46,803 and $244 of accrued payables.

NOTE 4: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2013, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

NOTE 5: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2013, the Firm's net capital was $22,690 which was $17,690 in excess of its minimum net capital requirement. There is no material difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited Part II of Form X-17a-5 as of December 31, 2013.

NOTE 9: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through FEBRUARY 20, 2014, the date on which the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.



INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
EBH SECURITIES, INC
Indianapolis, Indiana

We have audited the financial statements of EBH SECURITIES, INC as of and for the year ended December 31, 2013, and our report thereon dated FEBRUARY 20, 2014, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 20, 2014

EBH SECURITIES, INC

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

		2013
Total ownership equity from Statement of Financial Condition	$	22,690
less nonallowable assets from Statement of Financial Condition		-
Net Capital	$	22,690
Minimum net capital required (6 2/3% of liabilities)	$	-
Minimum net capital requirement		5,000
Excess net capital		17,690
Total aggregate indebtedness		14,318
(A) - 10% of Total aggreate indebteness		1,432
(B) - 120% of Minimum net capital requirement		6,000
Net Capital Less the greater of (A) of (B)	$	16,690
Total aggregate indebtedness		14,318
Net capital		22,690
Percentage of aggregate indebtedness to net capital		158.47%

The accompanying notes are an integral part of the financial statements.



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
EBH SECURITIES, INC
Indianapolis, Indiana

In planning and performing our audit of the financial statements of EBH SECURITIES, INC as of and for the year ended December 31 ,2013, in accordance with auditing standards generally accepted in the United States of America, we considered EBH SECURITIES, INC'S Internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of EBH SECURITIES, INC'S internal control. Accordingly, we do not express an opinion on the effectiveness of EBH SECURITIES, INC'S internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by [Name of Broker-dealer] including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because EBH SECURITIES, INC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of EBH SECURITIES, INC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that EBH SECURITIES, INC'S practices and procedures, as described in the second paragraph of this report, were adequate at FEBRUARY 20, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 20, 2014


COMPUTATION FOR DETEREMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION TO RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Board of Directors
EBH SECURITIES, INC
Indianapolis, Indiana

EBH SECURITIES, INC does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, EBH SECURITIES, INC is exempt from the provisions of that rule.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 20, 2014



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION INCLUDING APPROPRIATE EXPLANATION OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE FIRM'S CORRESPONDING UNAUDITED PART 11 A FOCUS REPORT FILING

The Board of Directors
EBH SECURITIES, INC
Indianapolis, Indiana

There were no differences existing at December 31, 2013 between the audited computation of net capital and the unaudited Part II A Focus Filing at December 31, 2013.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 20, 2014


Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
EBH SECURITIES, INC
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by EBH SECURITIES, INC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating EBH SECURITIES, INC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). EBH SECURITIES, INC's management is responsible for EBH SECURITIES, INC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 less revenues reported on the FOCUS reports for the period from January 1, 2013 to March 31, 2013, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2013 to December 31, 2013 noting no material differences;

- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;

- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and

- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 20, 2014